March 28, 2008

Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549-0404

RE: Energen Corporation
Alabama Gas Corporation
Form 10-K for the year ended December 31, 2006

Dear Mr. Allegretto:

Energen Corporation has received your letter to our Chief Financial Officer, Charles Porter, dated February 5, 2008. We have reviewed your comments and submit the following responses for your consideration:

Properties, page 13

1. We have reviewed your response to prior comment two. We note your recent industry presentation to certain investors on November 13-15, 2007 by Raymond James and other similar presentations that are posted on your website. You provide maps indicating your four key areas and then individual maps for each region with the following information:

•	estimated future capex per region;
•	the number of net wells;
•	the estimated number of wells to be drilled in 2008 in each region and the number of drilling rigs working;
•	estimated reserves and costs per horizontal and sidetrack well;
•	estimated 2008 production by region;
•	the total estimated net production of the company in 2008 and 2009;
•	the reserve index and average decline rates of your PDP and total reserves classifications.

It appears that this information should be disclosed in your 10-K report as necessary Item 102 disclosure. Please revise your document accordingly.

We agree that additional disclosures by major region may prove useful to the users of our financial statements. As part of our response to this comment, we have incorporated certain items in our 2007 Form 10-K as filed on behalf of Energen and Alabama Gas Corporation with the Securities and Exchange Commission on February 25, 2008 and plan to make similar disclosures in future filings as deemed material and necessary by management in accordance with the applicable accounting and regulatory guidance.

Specifically as related to the 2007 Form 10-K Item 2, Properties, we have added the following historical disclosures:

•	A map of the major areas of operations for Energen Resources;
•	The Reserve-to-Production Ratio by Basin;
•	The Reserves by product by Basin;
•	The Proved Developed Reserves by Basin;
•	The Net wells, Net Developed and Net Undeveloped Acreage by Basin.

We have also incorporated the forward looking disclosures as requested in your comment in our 2007 Form 10-K Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations. Under the Future Capital Resources and Liquidity section, we disclosed estimated Capital Expenditures for 2008 by Basin, the number of drilling rigs expected to be utilized in 2008 (operated properties) and the net number of wells anticipated to be drilled during 2008 (operated and non-operated properties). Included in the Outlook section for Oil and Gas Operations, we disclosed estimated production volumes by basin for 2008 and 2009.

Since more current information is available in our 2007 Form 10-K, we respectfully request that we not be required to revise our 2006 Form 10-K to include additional regional disclosure.

Oil and Gas Operations, page 76

2. We have reviewed your response to prior comment five. There is no line item described as “other additions” in paragraph 11 of SFAS 69 so your meaning is not clear. Since reserves added by discoveries and extensions are reserves added through drilling it does not appear that the disclosure you cite is a sufficient explanation. Please expand your proposed explanation to disclose:

•	the amount of reserves added through either exploration or extension drilling;
•	the geographic areas the reserves are located;
•	the number of wells associated with those reserve additions in each area;
•	the percentage of new reserves that are developed and undeveloped;
•	and any other information that may be meaningful to investors concerning significant reserve changes including estimated future development costs and timing of expected development.

In response to your comment, we have conformed the line item description in our 2007 Form 10-K to paragraph 11 of SFAS No. 69. Additionally, we have expanded our explanation to include the following:

•	The amount of reserves added through either exploration or extension drilling;
•	The number of wells associated with significant reserve additions by area;
•	The percentage of new reserves that are developed and undeveloped;
•	Additional comments by line item to discuss significant changes in the reserves for 2007, 2006 and 2005.

As required under SFAS No. 69, our note disclosed that proved reserves were located onshore in the United States of America. Additional geographic disclosures of proved reserves by area have been included under Item 2, Properties.

Exhibit 31

3. We have read and considered your response to comment nine of our letter dated December 14, 2007. You indicate that a comparable amount of work was done with regard to Alabama Gas in the preparation of Management’s Report on Internal Control over Financial Reporting. You further state that an amendment is not needed and one certification is sufficient because the underlying factual content of the certifications was consistent and accurate with respect to both Energen Corporation and Alabama Gas Corporation. Your Item 9A(b) disclosure should accurately reflect the level of work that was done with regard to Alabama Gas and should be consistent with regard to the certification filed. Please revise your Item 9A (b) disclosure in your Form 10-K so that it reflects Management’s Report as to Alabama Gas as well.

We have filed amendments to our 2006 Form 10-K and our Forms 10-Q for each of the first three quarters of 2007 to provide separate certifications for each registrant. Consistent with SEC Release Nos. 33-8238, 34-47986, IC-26068 (June 5, 2003), paragraph 4 of the Alabama Gas Corporation certifications does not include certain references to internal control over financial reporting.

RESERVE REPORT

4. We note many proved undeveloped wells that are not scheduled to be developed until well beyond five years. We believe you should limit the attribution of proved undeveloped wells to only wells that will be developed within a five year time frame. Please revise your document or provide us with substantial documentation on why you do not believe this is necessary.

At December 31, 2006, the company planned to develop 28 proved undeveloped (PUD) wells beyond the five year time frame. These PUDs represented approximately 25.2 Bcfe or 1.5% of total proved reserves. Management has the intent, financial capacity and commitment to develop these wells.

Supplementally, we note the following:

•	All PUD reserves (including those scheduled to be developed beyond five years) are held by production;
•	Certain costs in the periods beyond five years relate to plug and abandonment costs and do not represent additional drilling expenditures;
•	During 2007, Energen Resources developed 166 wells or 25% of all planned PUD development wells (for all future periods);
•

Energen Resources’ expected and has experienced excess cash flows since 12/31/2006. These excess cash flows allow management to accelerate development activities as deemed appropriate given on-going drilling activities.

Based on our facts and circumstances, we believe it is appropriate to include these reserves in our disclosures.

5. Please provide us with the production graphs over time with your future production performance for all the approximately ninety-five proved developed wells in the Carracas Canyon area of the San Juan Basin area.

As requested, we provided to Mr. James Murphy the production graphs by CD-ROM on February 14, 2008. In our letter to Mr. Murphy, we have requested that the graphs be returned to us pursuant to the guidelines in Rule 418(b) of Regulation C.

Respectfully,

/s/ J. David Woodruff
J. David Woodruff
General Counsel and Secretary